                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                            United Retail Group, Inc.
                            -------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    911380103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 2 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO PARTNERS II, L.P., SERIES O
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,328,095
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,328,095
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,328,095
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 3 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,328,095
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,328,095
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,328,095
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 4 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO PARTNERS III, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  31,080
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              31,080
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    31,080
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 5 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO INVESTMENTS III, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  31,080
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              31,080
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    31,080
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 6 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,359,175
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,359,175
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,359,175
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 7 of 15 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This statement relates to common shares,  $0.001 par value per share
(the "Shares"), of United Retail Group, Inc. (the "Issuer").  The address of the principal  executive offices of the Issuer is 365 West Passaic Street,  Rochelle
Park, NJ 07662.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This statement is filed by Crescendo  Partners II, L.P.,  Series
O,  a  Delaware  limited  partnership   ("Crescendo   Partners  II"),  Crescendo
Investments  II,  LLC,  a  Delaware  limited   liability   company   ("Crescendo
Investments II"),  Crescendo Partners III, L.P., a Delaware limited  partnership
("Crescendo Partners III"),  Crescendo  Investments III, LLC, a Delaware limited liability company ("Crescendo Investments III") and Eric Rosenfeld.  Each of the
foregoing  is  referred  to as a  "Reporting  Person"  and  collectively  as the
"Reporting  Persons."  Each of the  Reporting  Persons is party to that  certain
Joint Filing Agreement as further described in Item 6.

            Crescendo  Investments  II  is  the  general  partner  of  Crescendo
Partners  II.  Crescendo  Investments  III is the general  partner of  Crescendo
Partners  III.  The  managing  member of each of  Crescendo  Investments  II and
Crescendo  Investments  III is Eric  Rosenfeld.  By virtue of his position  with
Crescendo  Investments II and Crescendo  Investments  III, Mr. Rosenfeld has the
sole  power  to vote and  dispose  of the  Issuer's  Shares  owned by  Crescendo
Partners II and Crescendo Partners III.  Accordingly,  the Reporting Persons are
hereby filing a joint Schedule 13D.

            (b)  The  principal  business  address  of  Crescendo  Partners  II,
Crescendo  Investments II, Crescendo Partners III, Crescendo Investments III and
Mr. Rosenfeld is 10 East 53rd Street, 35th Floor, New York, New York 10022.

            (c) The principal  business of Crescendo Partners II is investing in securities.  The principal business of Crescendo Investments II is acting as the general  partner of Crescendo  Partners II. The principal  business of Crescendo
Partners III is investing in  securities.  The  principal  business of Crescendo
Investments III is acting as the general partner of Crescendo  Partners III. The principal  occupation  of Mr.  Rosenfeld  is serving as the  managing  member of
Crescendo  Investments II, Crescendo  Investments III and as the managing member of the general partner of Crescendo Partners,  L.P., whose principal business is investing in securities.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 8 of 15 Pages
----------------------                                    ----------------------

decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Rosenfeld is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The  aggregate  purchase  price  of the  1,359,175  Shares  owned by
Crescendo  Partners II and  Crescendo  Partners  III is  $17,485,361,  including brokerage  commissions.  The Shares owned by Crescendo Partners II and Crescendo
Partners III were acquired with partnership funds.

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons' belief that the Shares, when purchased,  were significantly undervalued and  represented an attractive  investment  opportunity.  Depending upon overall market  conditions,  other investment  opportunities  available to the Reporting
Persons,  and the  availability of Shares at prices that would make the purchase of additional Shares  desirable,  the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule  13D except as set forth in this  Schedule  13D or such as would occur upon completion of any of the actions discussed above. The Reporting
Persons  intend to review their  investment in the Issuer on a continuing  basis and engage in  discussions  with  management,  the Board of the Issuer and other stockholders of the Issuer concerning the business,  operations and future plans of the Issuer. Depending on various factors including,  without limitation,  the
Issuer's  financial  position and investment  strategy,  the price levels of the
Shares,  conditions in the securities  markets and general economic and industry conditions,  the  Reporting  Persons  may in the future take such  actions  with respect to their  investment in the Issuer as they deem  appropriate  including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing additional Shares,  selling some or all of their Shares, engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing  their  intention  with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  13,868,698  Shares  outstanding,  which is the total number of Shares  reported to be outstanding as of April 6, 2007 in the Issuer's
Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 20, 2007.

            As of the close of business on May 16, 2007,  Crescendo  Partners II beneficially  owned 1,328,095  Shares,  constituting  approximately  9.6% of the
Shares  outstanding.  As the general partner of Crescendo Partners II, Crescendo

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 9 of 15 Pages
----------------------                                    ----------------------

Investments II may be deemed to beneficially  own the 1,328,095  Shares owned by
Crescendo   Partners  II,   constituting   approximately   9.6%  of  the  Shares
outstanding.  As the managing member of Crescendo  Investments II, which in turn is the general partner of Crescendo  Partners II, Mr. Rosenfeld may be deemed to
beneficially  own  the  1,328,095   Shares  owned  by  Crescendo   Partners  II,
constituting  approximately  9.6% of the Shares  outstanding.  Mr. Rosenfeld has sole voting and dispositive  power with respect to the 1,328,095 Shares owned by
Crescendo  Partners  II by virtue of his  authority  to vote and dispose of such
Shares. Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the  Shares  held by  Crescendo  Partners  II,  except to the extent of their pecuniary interest therein.

            As of the close of business on May 16, 2007,  Crescendo Partners III beneficially  owned  31,080  Shares,  constituting  less than one percent of the
Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo
Investments  III may be deemed to  beneficially  own the 31,080  Shares owned by
Crescendo  Partners  II,  constituting  less  than  one  percent  of the  Shares outstanding.  As the managing member of Crescendo Investments III, which in turn is the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 31,080 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares  outstanding.  Mr. Rosenfeld has sole voting and  dispositive  power with  respect to the 31,080  Shares  owned by  Crescendo
Partners  III by virtue of his  authority  to vote and  dispose of such  Shares.
Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the
Shares held by Crescendo  Partners III,  except to the extent of their pecuniary interest therein.

            (b) By virtue of his  position  with  Crescendo  Investments  II and
Crescendo  Investments III, Mr. Rosenfeld has the sole power to vote and dispose of the Shares beneficially owned by Crescendo Partners II and Crescendo Partners
III reported in this Schedule 13D.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On May 17, 2007,  Crescendo  Partners II, Crescendo  Investments II,
Crescendo  Partners III,  Crescendo  Investments III and Eric Rosenfeld  entered into a Joint  Filing  Agreement  (the  "Joint  Filing  Agreement")  in which the parties  agreed to the joint filing on behalf of each of them of  statements  on
Schedule 13D with respect to the securities of the Issuer to the extent required by applicable  law. The Joint Filing  Agreement is attached as an exhibit hereto and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 10 of 15 Pages
----------------------                                    ----------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint  Filing  Agreement  by and  among  Crescendo  Partners  II,
               Crescendo  Investments  II,  Crescendo  Partners  III,  Crescendo
               Investments III and Eric Rosenfeld, dated May 17, 2007.

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 11 of 15 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007                      CRESCENDO PARTNERS II, L.P., SERIES O

                                         By:  Crescendo Investments II, LLC
                                              General Partner

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name: Eric Rosenfeld
                                         Title: Managing Member

                                         CRESCENDO INVESTMENTS II, LLC

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name: Eric Rosenfeld
                                         Title: Managing Member

                                         CRESCENDO PARTNERS III, L.P.

                                         By:  Crescendo Investments III, LLC
                                              General Partner

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name: Eric Rosenfeld
                                         Title: Managing Member

                                         CRESCENDO INVESTMENTS III, LLC

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name: Eric Rosenfeld
                                         Title: Managing Member

                                         /s/ Eric Rosenfeld
                                         ---------------------------------------
                                         ERIC ROSENFELD

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 12 of 15 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  Shares of Common
        Stock                      Price Per                    Date of
  Purchased/(Sold)                Share($U.S.)              Purchase/(Sale)
  ----------------                ------------              ---------------

                      CRESCENDO PARTNERS II, L.P., SERIES O
                      -------------------------------------
       207,500                       $12.5990                    04/05/07
       (9,835)                       $12.7395                    04/05/07
       54,100                        $12.8341                    04/09/07
       30,200                        $12.9505                    04/11/07
       (4,920)                       $12.9325                    04/12/07
       39,400                        $13.2906                    05/01/07
      541,300                        $13.2046                    05/10/07
       47,450                        $12.9027                    05/11/07
      390,900                        $12.5157                    05/14/07
       (1,000)                       $12.4750                    05/14/07
       32,000                        $12.5181                    05/15/07
        1,000                        $12.3623                    05/15/07

                          CRESCENDO INVESTMENTS II, LLC
                          -----------------------------
                                      None

                          CRESCENDO PARTNERS III, L.P.
                          ----------------------------

        2,475                        $12.7840                    03/12/07
       12,500                        $12.5998                    03/13/07
         (165)                       $12.7412                    04/05/07
        3,500                        $12.5989                    04/05/07
          900                        $12.8340                    04/09/07
          500                        $12.9447                     04/1107
          (80)                       $12.9360                    04/11/07
          600                        $13.2900                    05/01/07
        8,700                        $13.2046                    05/10/07
          650                        $12.9022                    05/11/07
        1,500                        $12.5156                    05/14/07

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 13 of 15 Pages
----------------------                                    ----------------------

                         CRESCENDO INVESTMENTS III, LLC
                         ------------------------------
                                      None

                                 ERIC ROSENFELD
                                 --------------
                                      None

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 14 of 15 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                           Page
      -------                                                           ----

1.    Joint Filing Agreement by and among Crescendo  Partners II,        15
      L.P.,  Series O,  Crescendo  Investments  II, LLC Crescendo
      Partners III, L.P., Crescendo Investments III, LLC and Eric
      Rosenfeld, dated May 17, 2007.

----------------------                                    ----------------------
CUSIP No. 911380103                   13D                    Page 15 of 15 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on  Schedule  13D dated May 17,
2007 (including  amendments  thereto) with respect to the Common Stock of United
Retail Group,  Inc. This Joint Filing  Agreement shall be filed as an Exhibit to such Statement.

Dated: May 17, 2007                      CRESCENDO PARTNERS II, L.P., SERIES O

                                         By:  Crescendo Investments II, LLC
                                              General Partner

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name: Eric Rosenfeld
                                         Title: Managing Member

                                         CRESCENDO INVESTMENTS II, LLC

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name: Eric Rosenfeld
                                         Title: Managing Member

                                         CRESCENDO PARTNERS III, L.P.

                                         By:  Crescendo Investments III, LLC
                                              General Partner

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name: Eric Rosenfeld
                                         Title: Managing Member

                                         CRESCENDO INVESTMENTS III, LLC

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name: Eric Rosenfeld
                                         Title: Managing Member

                                         /s/ Eric Rosenfeld
                                         ---------------------------------------
                                         ERIC ROSENFELD